SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2003

LEADING BRANDS, INC.
(Registrant)

160 - 7400 River Road, Richmond, British Columbia V6X 1X6 Canada
(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [ X ]                        Form 40-F [    ]

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes            [    ]                         No            [ X ]

(If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEADING BRANDS, INC.
(Registrant)

Date February 10, 2003	By	/s/ Marilyn Kerzner
(Signature)

Marilyn Kerzner

Director of Corporate Affairs

MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer:

Leading Brands, Inc. (the “Company”)
160 – 7400 River Road
Richmond BC V6X 1X6

Item 2.	Date of Material Change:

February 10, 2003

Item 3.	Press Release:

A press release announcing the material change was issued on February 10, 2003 for Canadian and U.S. distribution through Canadian Corporate News.

Item 4.	Summary of Material Change:

Leading Brands’ subsidiary, Quick Home Delivery (Canada), Inc. has determined to suspend home delivery service in the Greater Vancouver area after February 28, 2003.

The Company will recognize a non-cash charge of approximately $6,500,000 US against its long term investment in the fourth quarter of its 2002 fiscal year ended February 28, 2003 to reflect this event.

Item 5.	Full Description of Material Change:

Effective January 1, 2001 the Company sold the business and certain intellectual property and capital assets of its online home shopping business to Northland Technologies Inc. (NTI) in exchange for preferred shares in NTI with a stated value of $7.8 million US. The value attributed to the shares was $4,584,301 US, which was the book value of the assets disposed of.

The Company at that time also entered into a management agreement to provide certain management and administrative services to NTI until February 28, 2003. Subsequent to the disposition of the property the Company advanced further funds to NTI primarily for marketing costs, purchases of capital assets and some overhead costs. To support the Company's investment, further advances were anticipated.The Company had provided an allowance for all advances made since July 2002.

The Company determined that future advances to support this investment were no longer in the best interests of the Company and decided effective February 28, 2003 to cease funding and managing the online home shopping business.

The Company will recognize a non-cash charge of approximately $6,500,000 US representing the carrying value of its long term investment and advances plus estimated net costs to the date of closure.

Changes in future conditions could require a material change in these recognized amounts.

Item 6.	Reliance on Section 85(2) of the Act:

Not applicable

Item 7	Omitted Information:

Not applicable

Item 8.	Senior Officer:

Derek Henrey, Chief Financial Officer
(604) 214-9722 (Ext. 313)

Item 9.	Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

Dated at Richmond, British Columbia, this 10th day of February, 2003

Per: (signed) ‘Derek Henrey’
       Derek Henrey
       Chief Financial Officer

FOR IMMEDIATE RELEASE

CONTACTS:

Ralph D. McRae	Derek Henrey	Gerry Kenyon
Chairman and CEO	CFO	President
Leading Brands, Inc.	Leading Brands, Inc.	Quick Home Delivery
Tel: (604) 214-9722 ext. 238	Tel: (604) 214-9722 ext. 313	Tel: (604) 639-5300 ext. 315
Email: rmcrae@LBIX.com	Email: dhenr@LBIX.com	Email: gkenyon@quick.com

LEADING BRANDS, INC. ANNOUNCES
Suspension of Home Delivery Service to Add Approximately $0.06 US
to Fiscal 2003 – 04 Earnings
Company will Take Non-Cash Charge of Approx $6,500,000 US in Q4 2002 - 03

VANCOUVER, CANADA, February 10, 2003, LEADING BRANDS, INC. (NASDAQ: LBIX, TSX: LBI), Canada’s largest independent, fully integrated premium beverage company, announces that its Quick Home Delivery subsidiary has determined to suspend home delivery service in the Greater Vancouver area after February 28, 2003. The date coincides with the end of the initial term of the company’s agreement to manage the service.

This move will add approximately $0.06 US per share to Leading Brands’ earnings next year. The Company will recognize a non-cash charge of approximately $6,500,000 against its long term investment in the fourth quarter of its 2002 fiscal year ended February 28, 2003 to reflect the event.

Leading Brands Chairman & CEO Ralph McRae said: “This was a difficult decision. Quick was able to meet or exceed every significant operational milestone. However, the business has reached a level where, in order to continue its growth, we needed to start expending material sums on marketing. That would have cut into Leading Brands’ consolidated earnings in fiscal 2003. With financial markets focused on profit growth, we made the tough decision between investing to grow Quick for the future and enhancing Leading Brands’ profitability now. Operationally, this step will further allow us to concentrate on building our beverage brands, both here and abroad.”

Mr. McRae continued: “Although we believe it prudent to take a charge on our investment in Quick in Q4 of our present fiscal year, we have managed to build some very efficient and effective technology that we will apply to further enhance efficiencies in our wholesale operations.”

Gerry Kenyon, President of Quick Home Delivery added: “Although we are disappointed with this decision, we are proud of what we have been able to accomplish at Quick. We at the same time want to apologize to our many home delivery customers who have come to rely on the service and thank them for their support. We will strive to provide the same high level of service through to our last day of deliveries on Friday, February 28.”

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX, TSX:LBI) is the largest independent, fully integrated premium beverage company in Canada. The Company’s unique Integrated Distribution System (IDS) ™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TREK™, Pez® 100% Juices™, Johnny’s Roadside® Iced Tea and Lemonade, Country Harvest® Juices, Caesar’s® Bloody Caesar Cocktail, and Cool Canadian® Water. Leading Brands recently undertook a major expansion into the United States, with its US headquarters located in Stamford, CT.

Statements in this news release that are not historical are to be regarded as forward-looking statements which are subject to risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Company’s business include general economic conditions, weather conditions, changing beverage consumption trends, pricing, and the availability of raw materials and economic uncertainties, including currency.

We Build Brands™
©2003 Leading Brands, Inc.

This news release is available at www.LBIX.com

FORM: 1 | CHANGE IN OUTSTANDING AND RESERVED SECURITIES

WHEN TO FILE: Within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred (including a reduction in such number that results from a cancellation or redemption of securities). If no such change has occurred, a nil report should be filed.

HOW:

For Companies Reporting to Toronto Stock Exchange – Toronto Office:
Via fax to 416-947-4547 or via email to advisoryaffairs@tsx.ca

For Companies Reporting to Toronto Stock Exchange – Montreal Office:
Via fax to 514-788-2421 or via email to advisoryaffairs@tsx.ca

QUESTIONS:

For Companies Reporting to Toronto Stock Exchange – Toronto Office:
Email advisoryaffairs@tsx.ca or contact the TSX Reporting Agent who is responsible for the Company (based on the first letter of the Company's name), as follows:

Company Name	Phone
A – K	416-947-4538
L – Z	416-947-4616

For Companies Reporting to Toronto Stock Exchange – Montreal Office:
Call 514-788-2451

NOTE: The Company may customize the form to ensure that the charts below contain all applicable information relating to the issuer. Each share compensation arrangement which involves the issuance of treasury securities must have its own chart.

This Form replaces the "Changes in Capital Structure" form.

Although the Closing Issued and Outstanding Share Balance figure to be entered on the last line of Section A of this Form will be posted on the TSX website, no other information provided by the Company in this Form will be made available for public view.

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TORONTO STOCK EXCHANGE TSX

FORM: 1 | Company Name: Leading Brands, Inc. Stock Symbol: LBI

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY*	# of Shares	Balance
	Issued and Outstanding – Opening Balance*	**14,463,644**	
ADD:	Stock Options Exercised	106,000	
	Share Purchase Plan		
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion		
	Other Issuance (provide description)		
SUBTRACT:	Issuer Bid Purchase		
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**14,569,644**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS	# of Shares	Balance
A.	**Share Purchase Plans and / or Agreement(s)**		
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		**Nil**

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Dividend Reinvestment Plan		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		**Nil**

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TORONTO STOCK EXCHANGE TSX

FORM: 1 | **Company Name: Leading Brands, Inc.** **Stock Symbol: LBI**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan (and / or) Agreement**

NAME OF PROGRAM:

Stock Options Outstanding — Opening Balance	**3,693,019**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	Number
Jan.21, 2003	Darryl Eddy	Jan.25, 2000	US $1.00	100,000
Jan.27, 2003	Karen Henne	Jan.25, 2000	US $1.00	6,000
			SUBTOTAL	106,000

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSX acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	

Stock Option Outstanding — Closing Balance	**3,587,019**

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TORONTO stock EXCHANGE TSX

FORM: 1 | **Company Name: Leading Brands, Inc.** **Stock Symbol: LBI**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM:	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		3,754,019
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)	106,000	
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period		**3,648,019**

All information reported in this Form is for the month of January, 2003.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME	Marilyn Kerzner
PHONE / EMAIL	604-214-9722 Ext.270 mkerz@lbix.com
DATE	February 6, 2003

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TORONTO stock EXCHANGE TSX